                                                                  Exhibit(e)(13)



                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


IN RE: PEOPLESOFT, INC. SHAREHOLDER          )
LITIGATION                                   )        Consolidated
                                             )        Civil Action No. 20365-NC
                                             )


                           MEMORANDUM OF UNDERSTANDING

            This Memorandum of Understanding is entered into as of May 25, 2004, among the parties to the above-captioned action, by their respective undersigned attorneys.

            WHEREAS, on June 6, 2003, Oracle Corporation announced its intention to commence an unsolicited takeover bid for the shares of PeopleSoft Corporation ("PeopleSoft"), which on June 9, 2003 it subsequently commenced, the terms of which have thereafter from time to time been amended and revised (the "Oracle Tender Offer"); and

            WHEREAS, on or about June 12, 2003, Thomas Nemes, on his own behalf and on behalf of all other PeopleSoft shareholders (except for certain excluded shareholders) (the "Class Plaintiffs") filed a complaint in the Delaware Court of Chancery (the "Court") challenging the response of PeopleSoft and its Board of Directors (the "Board" and, together with PeopleSoft, the "Defendants") to the Oracle Tender Offer including the adoption of a Customer Assurance Program, as generally described in the amendments to SEC Schedule 14d-9 filed by PeopleSoft ("CAP") (the "Nemes Action"); and

            WHEREAS, by stipulation and order dated June 25, 2003, the Court consolidated the Nemes Action with related actions filed by Felix Ezeir (CA No. 20349), Teresita Fay (CA No. 20350), Robert Crescente (CA No. 20351), Robert Corwin (CA No. 20352), Ernest Hack (CA No. 20353), and Stephen Padness (CA No. 20358), and by stipulation and order dated July

22, 2003, further consolidated the action filed by Richard Hutchings (CA No. 20403) with all of the foregoing actions (all, collectively, the "Consolidated Nemes Action"); and

            WHEREAS, the Class Plaintiffs filed an Amended Complaint on or about June 18, 2003, and delivered a proposed Second Amended and Supplemental Complaint on or about November 18, 2003; and

            WHEREAS, actions similar to the Consolidated Nemes Action were filed in the California Superior Court for the County of Alameda (the "California Court") by Doris Staehr (Case No. RG03100291), the West Virginia Laborers Pension Trust Fund (Case No. RG03100306), Lorrie McBride (Case No. RG03100300), Ray Baldi (Case No. RG03100696), Moshe Panzer (Case No. VG03100876), and Arace Brothers (Case No. VG03101830), which actions were subsequently consolidated by the California Court (all, collectively, the "California Actions", and with the Consolidated Nemes Action, the "Actions"); and

            WHEREAS, the Parties have engaged in significant document discovery practice, Defendants have responded to substantial discovery requests propounded by the Class Plaintiffs, and Class Plaintiffs have reviewed and analyzed such discovery and other data relevant to the PeopleSoft response to the Oracle offer; and

            WHEREAS, PeopleSoft adopted the CAP and took other actions (the "PeopleSoft Response") in response to the threat posed to PeopleSoft's business and customer base by the Oracle Tender Offer and by other conduct engaged in by Oracle Corporation (with the Oracle Tender Offer, the "Oracle Conduct"); and

            WHEREAS, based upon the actions of the United Stated Department of Justice and the European Union and current status of their anti-trust reviews, the discovery to date, and subject to confirmatory discovery, the plaintiffs believe that the Customer Assurance Program as it relates to Oracle serves a legitimate purpose in light of the Oracle Conduct; and

            WHEREAS, in light of current circumstances and events, including the actions of U.S. and European antitrust regulators, the parties to the Actions have, for many weeks, engaged in arms-length, good faith discussions with regard to the possible settlement of the Actions; and

            WHEREAS, each Defendant denies having committed or having attempted to commit any violation of law or breach of duty, including breach of any duty to PeopleSoft or its shareholders, or otherwise having acted improperly in any respect; and

            WHEREAS, the parties have reached this agreement in principle (the "Settlement") providing for the proposed settlement of the Actions on the terms and conditions set forth below; and

            WHEREAS, the parties believe that the Settlement is in the best interests of PeopleSoft shareholders;

            NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, subject to Final Court Approval, by and among the parties hereto:

            1. Principal Terms of Settlement. Subject to the additional conditions, terms and limitations described herein, the parties agree in principle that

                  (a) for any contracts executed prior to July 1, 2004 (the "Preexisting Contracts"), PeopleSoft shall not amend the CAP provision to extend the length of time from the "Schedule Effective Date" (as defined in the Preexisting Contracts) within which PeopleSoft must be "Acquired," or within which the Acquirer's conduct may trigger the CAP, or include such an extension of a preexisting CAP provision in any new or continued support or service agreement that may be executed with the parties to the Preexisting Contracts,

                  (b) from July 1, 2004 until two years after Final Court Approval, if, in response to the Oracle Conduct (including any future actions of Oracle corporation), the Board determines to enter into contracts with customers containing CAP provisions, then under such CAP provisions PeopleSoft will only be deemed to be "Acquired" if Oracle Corporation or one or more of its affiliates directly or indirectly (i) acquires more than 50% of the total voting power represented by PeopleSoft's then outstanding voting securities, (ii) consummates a merger or consolidation with PeopleSoft, or (iii) acquires all or substantially all of PeopleSoft's assets; and

                  (c) from July 1, 2004 until two years after Final Court Approval, in the event PeopleSoft determines to enter into any contracts with customers containing CAP provisions applicable to any prospective acquirer of PeopleSoft other than Oracle Corporation or SAP AG (any such prospective acquirer other than Oracle Corporation or SAP AG being hereafter referred to as a "Bidder"), then (i) such determination must be (x) made with the approval of a least a majority of PeopleSoft's independent directors and (y) promptly announced by PeopleSoft on SEC Form 8-K, with a description of the material terms of the CAP (or, alternatively, a copy of the CAP language shall be annexed to such Form); (ii) any such CAP (a "Bidder CAP") shall be subject to and consistent with the following terms:

                        Acquisition        Must occur within a period not longer
                                           than two years of the Schedule
                                           Effective Date

                        Acquiror conduct   Must occur within a period
                        triggering CAP     not longer than two
                        (e.g., failure     years of the Schedule
                        to support)        Effective Date

                        CAP multiplier     Not to exceed 5x total fees

                        and (iii) in each report filed by PeopleSoft on SEC Form 10-Q, the amount of the maximum potential liability for any Bidder CAP (the "Maximum Potential Amount") shall be reported. It is the intention of the parties to limit the Maximum Potential Amount for any Bidder to $2.5 billion. Accordingly, in light of the realities of PeopleSoft's business operations, if such Maximum Potential Amount as so reported exceeds $2.5 billion, PeopleSoft shall not thereafter execute contracts with CAP provisions with respect to such Bidder until such time as the reported Maximum Potential Amount is less than $2.0 billion. Further, beginning on October 1, 2004, if the Maximum Potential Amount as so reported exceeds $2.3 billion, PeopleSoft shall not thereafter execute contracts with

                        CAP provisions with respect to such Bidder until such time as the reported Maximum Potential Amount is less than $2.1 billion. The parties further agree (1) to negotiate in good faith a formula to be included in the Stipulation that would permit the limitations on the Maximum Potential Amount to be adjusted in the event of a material change in the level of sales by PeopleSoft, including through acquisitions of additional operations, companies and the like and (2) that PeopleSoft will instruct its sales force to attempt to limit the definition of "Acquired" to that set forth in paragraph 1(b) in the Preexisting Contracts entered into after the execution of this MOU. For purposes of this MOU, the term "Bidder CAP" includes all contracts that contain any form of CAP provision, even if the terms of such CAP provision vary in different contracts.

                  (d) promptly after Final Court Approval, (i) PeopleSoft shall amend its shareholder rights plan to provide that, until two years after Final Court Approval, any decision with respect to whether or not to redeem the rights issued thereunder in response to a tender offer shall be made by the Board in accordance with the recommendation of a majority of its independent directors, and (ii) PeopleSoft shall amend its Bylaws to provide through and including two years after Final Court Approval that the required notice of nomination of candidates for director shall be 95 days rather than 120 days. PeopleSoft further agrees that the Bylaw provision adopted pursuant to this subsection (d)(ii) shall not be amended unless approved by the vote of a majority of PeopleSoft's shares then outstanding.

                  (e) Nothing in this Settlement is intended to or shall be interpreted to alter the Board's fiduciary duties.

            2. Discovery. Defendants will provide the Class plaintiffs with such additional discovery, if any, as is mutually agreeable and reasonably necessary to confirm the fairness and adequacy of the settlement contemplated herein.

            3. Stipulation of Settlement. The parties to the Actions will attempt in good faith to agree upon and execute an appropriate stipulation of settlement (the "Stipulation") and such other documentation as may be required in order to obtain Final Court Approval of the Settlement and the dismissal of the Actions upon the terms set forth herein (collectively, the "Settlement Documents"). The Stipulation will provide, inter alia, (i) for certification of a non-opt out settlement class, pursuant to Court of Chancery Rules 23(b)(l), of all PeopleSoft shareholders and their successors in interest and transferees, immediate and remote (except that the class shall not include defendants and their affiliates, or Oracle Corporation and its affiliates), from June 9, 2003, through and including the date of approval of the Settlement (the "Class"); (ii) for entry of judgments dismissing the Actions "with prejudice" and without costs or fees to any party except as expressly provided in this MOU and the Stipulation; (iii) for a complete release and settlement of all claims of stockholders other than those excluded from the Class, and of PeopleSoft, whether asserted directly, derivatively or otherwise, against PeopleSoft, each member of the PeopleSoft Board of Directors, and any of their affiliates, subsidiaries, predecessors, successors or assigns, and each and all of their respective officers, directors, associates, representatives, attorneys, counselors, financial advisors, investment bankers, consultants, accountants, investment bankers, advisors or agents, heirs, executors, personal representatives, estates or administrators of any of the foregoing (collectively, the "Releasees"), whether known or unknown and whether arising under federal, state or any other law, which have been, or could have been, asserted against any of the Releasees, relating to the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth in or otherwise related to the Oracle Conduct or the PeopleSoft Response that occurred on or before the date of the Stipulation and are or could have been raised in the Actions or any other action in any other forum (collectively, the "Settled Claims"); provided, however, that the claims to be released shall not include the right of any members of the proposed Class or any of the Defendants to enforce the terms of the Settlement; (iv) that each of the Defendants has denied and continues to deny having committed or attempted to commit any violations of law or breaches of any duty of any kind; (v) that Defendants are entering into the Stipulation because the Settlement would eliminate the burden, risk and expense of further litigation, and it is in the best interest of PeopleSoft and the Class members that they do so; and (vi) that pending Final Court Approval, that plaintiff and all members of the Class, or any of them, are barred and enjoined from commencing, prosecuting, instigating, or in any way participating in the commencement or prosecution of any action (including any of the Actions) asserting any Settled Claims, either directly, representatively, derivatively, or in any other capacity, against any Releasees. In addition, the parties agree to use their good faith efforts to obtain a dismissal or stay in contemplation of dismissal of any action referred to in paragraph 3(vi) and further agree that Defendants shall have the right to withdraw from or terminate this Settlement if such efforts do not result in a dismissal or stay in contemplation of dismissal of such an action. For purposes of further identification of the specific claims being released, plaintiff will prepare and file a further amended complaint.

            4. No Effect on Oracle. It is the intention of the parties that this MOU and the settlement contemplated by this MOU shall not be binding, and shall have no preclusive effect, on Oracle, including Oracle's standing to assert any claim; provided, however, that nothing herein is intended to, or shall, confer upon Oracle standing it does not now have or would not otherwise have.

            5. Termination. Unless extended by agreement of the parties, this MOU and all rights and obligations under this MOU shall automatically terminate and be of no further force or effect on the earlier of: (i) the execution of the Stipulation contemplated herein or (ii) the fourteenth calendar day after the date of this MOU. (the "Termination Date").

            6. Notice and Court Approval. The parties to the Actions will promptly and jointly present to the Court for its approval the form of the Settlement Documents, and upon such approval will present the Settlement to the Court for hearing and approval as soon as practicable following appropriate notice to the class members. PeopleSoft or its successor(s) in interest shall disseminate such notice and shall be solely responsible to pay the costs and expenses related to providing such notice. As used in this Memorandum of Understanding, "Final Court Approval" of the Settlement means that the Court has entered an order approving the Settlement and that such order is finally affirmed on appeal, or the period for appeal shall have expired with no appeal having been taken. Subject to Final Court Approval of the Settlement, counsel to the Class plaintiffs intend to apply to the Court for an award of attorneys' fees and out-of-pocket expenses. Defendants reserve the right to oppose any such application. To the extent awarded by the Court, any such fee shall be paid solely by PeopleSoft or its successor(s) in interest to Prickett, Jones & Elliott, as receiving agent for plaintiffs' counsel, within ten (10) business days after Final Court Approval of the Settlement, except as provided below in the event of an appeal. Approval of such fee application shall not be a condition to settlement. In the event that the Chancery Court approves the settlement and such approval is appealed, PeopleSoft agrees it will put into an interest bearing escrow account satisfactory to plaintiffs' counsel a sum equal to the fees and expenses awarded to plaintiffs' counsel within ten days of the filing of any notice of appeal.

            7. Discovery Materials. Within 15 days after Final Court Approval, counsel to the Class plaintiffs shall destroy or return to the producing party any discovery materials produced in the Actions by any defendant or third party, and shall not retain any copies or extracts thereof except that research and file memoranda and similar work product (such as emails, correspondence, pleadings or briefs) that refer to or reflect information from the discovery materials may be maintained by counsel to the Class plaintiffs subject to continued confidential treatment.

            8. Other Conditions. The consummation of the Settlement is subject to: (a) the drafting and execution of the Settlement Documents and the other agreements necessary to effectuate the terms of the proposed Settlement on or before the Termination Date; (b) confirmation by plaintiff and his counsel, through appropriate confirmatory discovery pursuant to paragraph 3, that this proposed Settlement is fair, adequate and reasonable; and (c) Final Court Approval of the Settlement and dismissal of the Actions with prejudice and without awarding costs to any party, except as provided herein. This Memorandum of Understanding shall be null and void and of no force and effect if any of these conditions are not met. In such event, this Memorandum of Understanding shall be inadmissible in any proceeding and shall not be deemed to prejudice in any way the positions of the parties with respect to the Actions, or to constitute an admission of fact by any party, and shall not entitle any party to recover any costs or expenses incurred in connection with the implementation of this Memorandum of Understanding.

            9. Interim Stay of the Action. The parties to the Actions agree that except as expressly provided herein, the Actions shall be stayed while this MOU remains in force except with respect to any steps necessary for the presentation of the Settlement to the Court for its consideration. Plaintiffs' counsel agree that all Defendants' time to answer or otherwise respond to any discovery requests (other than requests relating to any confirmatory discovery permitted hereunder) that have been filed to date, or that are contemplated to be filed in the Actions, is extended without date, however, to the extent that Defendants provide discovery materials or responses to discovery in the Oracle Delaware action, copies of such discovery or discovery responses shall also be provided to Plaintiff's counsel. Counsel shall enter into such documentation as shall be required to effectuate the foregoing agreements.

            10. Miscellaneous. (a) This Memorandum of Understanding may be executed in counterparts by any of the signatories hereto and as so executed shall constitute one agreement; (b) this Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles; (c) this Memorandum of Understanding shall be binding upon and inure to the benefit of the parties, the Releasees, and their respective agents, executors, heirs, successors and assigns, subject to the conditions set forth herein; (d) named plaintiffs and their counsel represent and warrant that none of the claims or causes of action asserted in the Actions, including any Settled Claims, have been assigned, encumbered or in any manner transferred in whole or in part; (e) except as provided herein, no Defendant shall bear any expense, cost, damages or fees alleged or incurred by any named plaintiff, any member of the Class or their respective attorneys, experts, advisors, agents or representatives; and (f) neither the existence of this Memorandum of Understanding nor the provisions contained herein shall be deemed a presumption, concession or admission by any Defendant of any breach of duty, liability, default or wrongdoing as to any facts or claims alleged or asserted in the Actions, or in any other actions or proceedings, and shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in the Actions or in any other action or proceeding of any nature whatsoever.

Dated: May 25, 2004

                           PRICKETT, JONES & ELLIOTT, P.A.


                           By:  /s/ Michael Hanrahan
                              ----------------------------------------------
                                 Michael Hanrahan (#941)
                                 Bruce E. Jameson (#2931)
                                 1310 N. King Street
                                 P.O. Box 1328
                                 Wilmington, DE 19899-1328
                                 (302) 888-6500
                           Lead Counsel for Plaintiffs

                           POTTER ANDERSON & CORROON LLP


                           By:  /s/ Donald J. Wolfe, Jr.
                              ----------------------------------------------
                                 Donald J. Wolfe, Jr. (#285)
                                 1313 North Market Street
                                 Hercules Plaza, 6th Floor
                                 P. O. Box 951
                                 Wilmington, Delaware  19899
                                 (302) 984-6000
                           Counsel for Defendants

636306